(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2010

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

This Management’s Discussion and Analysis (“MD&A”) is dated as of August 12, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Fronteer Gold Inc. (the “Company” or “Fronteer” or “We” or “Our” or “Us”) as at June 30, 2010, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at June 30, 2010, the value of C$1 was US$0.94 according to the Bank of Canada1. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2009, available on SEDAR at www.sedar.com.

HIGHLIGHTS

  Cash and short-term deposits at June 30, 2010, totaled $182.0 million, up 23.6% from $147.3 million at December 31, 2009, while long term investments decreased to $5.8 million or 65.3% from $16.7 million at December 31, 2009;
  Recorded net income of $8.3 million or $0.07 per share for the six months ended June 30, 2010, compared to a net loss of $4.0 million or $0.04 per share for the six months ended June 30, 2009;
  Continued advancing our three key gold projects in Nevada, with the following highlights:
    At Northumberland, drilling commenced in the second quarter to further define and extend near-surface high-grade gold mineralization. Construction to begin in the third quarter, on a 280-metre long decline to access high-grade mineralization within the deposit, with completion targeted for early 2011;
    At Long Canyon, a new resource estimate shows an 81% increase in Measured and Indicated ounces and a 17% increase in Inferred ounces compared to the 2009 resource. Drilling continues to intersect wide intervals of high-grade oxide gold to the northeast extension of the deposit.
    At Sandman, a new Exploration Plan of Operations has been approved, significantly increasing the area permitted for exploration and development work from two square miles to 39 square miles. Newmont continues to intersect high- grade, near-surface oxide gold, and has begun to drill test up to eight new high- priority targets;
  Strengthened our development and operations team with the hire of a Director of Mineral Resources to help oversee our gold and copper-gold projects in Nevada and Turkey;
  Acquired Nevada Eagle Resources LLC, adding interests in 52 properties in total, including 44 gold properties to our sizeable gold-growth platform in Nevada;
  Reported that drilling continues to intersect significant widths of copper-gold mineralization at our Halilaga porphyry project in Turkey. Additional drilling to expand and better define this early-stage porphyry deposit is underway with results to be reported in the third quarter; and
  A survey conducted in 2010 indicates a majority of residents in the two communities closest to the Michelin Project would like to see the Michelin Project advance through the formal regulatory process. Discussions continue with potential partners for the financing and development of the Michelin Project.

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1 Nominal noon rate as per the Bank of Canada.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

OVERVIEW

We are a gold-focused exploration and development company with three key gold projects in Nevada, USA, a copper-gold porphyry deposit in Turkey and a large uranium project in Labrador. We have a sufficient treasury to advance our gold projects toward production and also to acquire a producing or near-term producing gold project, if the right opportunity is identified. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Our measured and indicated resource base, after completion of the sale of our interest in Agi Dagi and Kirazli to Alamos, is 3.6 million ounces gold and 28.0 million ounces of silver and our inferred resource base is 1.3 million ounces gold and 1.7 million ounces of silver.2 The resource base is derived from our interests in US-based projects.

Through our 100% interest in Aurora, a uranium exploration and development company, we own the Michelin and Central Mineral Belt projects in Labrador, which have a U3O8 resource base of 84.1 million pounds measured and indicated, and 52.9 million pounds inferred.3

Additional information about each material project is also available in our AIF dated March 29, 2010, as well as in project technical reports filed on SEDAR.

Gold Projects

We have a significant pipeline of gold projects in Nevada. Three advanced projects with resource estimates represent our highest priorities for production:

1.	Northumberland;
2.	Long Canyon; and
3.	Sandman

Our Halilaga copper-gold porphyry project in Turkey, operated by our 60% joint venture partner, does not yet have a resource estimate, however, a resource estimate is planned to be completed by the end of the first quarter in 2011.

Management Changes

We continue to add the right talent to our management team as our key projects advance towards development.

Mr. Jim Gray joined us as Director of Mineral Resources. Mr. Gray worked for more than 20 years at Teck Resources, including the last four years as Manager of Resource Evaluations. Mr. Gray was responsible for all of Teck’s advanced/feasibility-level gold resources worldwide, as well as resource evaluations and acquisitions. Mr. Gray will manage ongoing resource studies on all of our gold and copper-gold projects and assist with ongoing evaluations and due diligence efforts. Mr. Gray will report to Mr. Chris Lee in our Vancouver office.

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2 Northumberland – Indicated ounces: 36,518,000 tonnes at 1.92 grams per tonne gold and 7.72 g/t silver; Inferred: 6,926,000 tonnes at 3.49 g/t gold and 6.3 g/t silver. Long Canyon (project ounces) – Measured and Indicated: 12,240,000 tonnes at 1.71 g/t gold; Inferred: 10,394,000 tonnes at 1.65 g/t gold. Sandman – Measured and Indicated: 7,286,000 tonnes at 1.16 g/t gold; Inferred: 1,287,000 tons at 0.92 g/t gold. Zaca – 24,338,000 tonnes at 0.53 g/t gold and 24.21 g/t silver; Inferred: 298,000 tonnes at 0.63 g/t gold and 35.43 g/t silver.
3 Aurora uranium deposits: Measured and Indicated pounds – 40,175,000 tonnes at 0.09% U308; Inferred 29,053,000 tonnes at 0.08% U308.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

OUTLOOK

We continue to make significant progress through 2010 to advance our three key gold projects in Nevada towards a production decision:

  At Northumberland, we are continuing metallurgical work to optimize recoveries and minimize capital and operating costs, as well as undertaking engineering and mining studies. Additional drilling on near-surface high-grade targets proximal to the existing resource is underway. A decline to access high-grade mineralization within the deposit is also scheduled to begin in the third quarter, with completion targeted for early 2011. Once these activities are completed, we plan to complete a preliminary economic assessment. The budget for Northumberland for 2010 has been increased from an initial $4.4 million to approximately $8.4 million to accelerate the project timeline.
  At Long Canyon, a $19.8 million development and exploration program is planned for 2010 to move the project to the pre-feasibility stage. The 2010 work-program includes detailed mining and engineering studies, environmental baseline monitoring, a resource update, community relations, as well as approximately 45,000 metres of infill and exploration drilling. Our objective is to advance the project through to pre-feasibility as soon as possible.
  At Sandman, our joint venture partner is undertaking an initial US$3 million exploration and development program for 2010 focused on the Silica Ridge and North Hill deposits, and including drill testing new target areas. In addition, geotechnical and metallurgical work will also be carried out. Our joint venture partner continues to meet earn-in obligations and can vest an initial 51% interest in this project by making a positive production decision by June 2011.

Beyond Nevada, our top exploration priority is Halilaga in Turkey, where our joint-venture partner is operating an exploration program designed to expand and better define a copper-gold porphyry deposit. We believe that drilling to date demonstrates that Halilaga is a significant copper-gold system with excellent upside potential. TV Tower, a potential new high-sulphidation gold system located adjacent to Fronteer’s previously owned Kirazli gold project, is also to be drilled in the third quarter of this year.

We have no revenue-producing operations. Our 2010 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for expenditures by Fronteer (net of recoveries) of approximately $43.3 million, which represented approximately 30% of our cash, short term deposits and investment balance at beginning of the first quarter. Given our strong liquidity position, we do not anticipate any problems in funding our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen which may arise during the year.

For our material gold projects, 2010 actual and 2010 budgeted cash exploration and development expenditures are summarized in the following tables:

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Fronteer's share of 2010 Actual Expenditures to date and 2010 Anticipated (Budgeted)
Expenditures for Priority Gold Projects

Project	Minerals	Actual expenditures to end of Q2 ($ millions)	Annual budgeted expenditures for 2010 ($ millions)(2)	Fronteer ownership%
Northumberland, NV	Gold	1.6	8.4	100%
Long Canyon, NV	Gold	3.8	16.9	51%
Sandman, NV (1)	Gold	0.2	0.3	95%
Halilaga, Turkey	Copper, Gold	0.7	0.8	40%
Total		6.3	26.4

(1)

For Sandman, Fronteer’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. See details below. Newmont has indicated a budget of US$3 million for Sandman in 2010. Newmont has the option to earn a 60% interest in Sandman.

(2)	All budget amounts in US$ converted to CDN$ at an exchange rate of $1.06.

PRIORITY GOLD PROJECTS:

Northumberland (100%-owned)

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010.

Owing to its 100% ownership status, private surface and mineral rights, and meaningful resource size, this archetypal Carlin-style deposit has strong potential for significant annual production and favorable economics in the current gold-price environment. A comprehensive, multidisciplinary program is underway at Northumberland to select the most viable, near-term development approach.

For the second quarter of 2010, we spent $1.6 million at Northumberland. The original budget has been increased by $4.0 million to fund the construction of a decline and an exploration drill program.

A surface drill program to further define and extend high-grade domains at Northumberland is currently underway. The $750,000 drill program comprises nine core holes (2,500 metres) and will test several high-grade targets. Drill results announced in first quarter from an initial program undertaken in late 2009 and recent drilling in 2010, clearly demonstrate the presence of high-grade domains at Northumberland. Results from the 2010 drilling have returned some of the highest grade gold intervals ever intersected at this project. We believe these high-grade domains are a key component of the deposit and need to be more fully understood.

As such, we will be receiving bids from selected underground mining contractors for the construction of a 280-metre long decline to access high-grade mineralization within the deposit. Construction is scheduled to begin in the third quarter, with completion targeted for early 2011. The decline will provide the most cost-effective platform for evaluating controls on high-grade mineralization, as well as conducting underground exploration /definition drilling and bulk sampling.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

During the first quarter we announced results from metallurgical work indicating that Northumberland mineralization can be processed with good recoveries using proven treatment methods. The studies yielded sulphide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material. Recoveries of 93% were observed on samples with a high cyanide (CN) solubility ratio.

Long Canyon (51% owner and operator)

The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. The project is a joint venture in which Fronteer holds a majority interest (51%), is project operator and controls the work-program, budgets and timelines. Fronteer and its 49% partner each pay their proportionate share of project costs.

Long Canyon’s first preliminary economic assessment, announced Dec. 1, 2009 and based on the project’s initial resource estimate, supports a financially robust, open-pit, run-of-mine, heap-leach operation.

Total project expenditures for the first half of 2010 were $7.2 million. Our share of these expenditures, net of joint venture recoveries of $3.4 million, was $3.8 million. During the second quarter, we announced an updated independent resource estimate consisting of a Measured and Indicated (M&I) resource of 672,000 ounces at an average grade of 1.71 g/t gold (12,240,000 tonnes) and, an additional Inferred resource of 552,000 ounces at an average grade of 1.65 g/t gold (10,394,000 tonnes). Using a 0.30 g/t gold cutoff, the new resource estimate shows an 81% increase in M&I ounces and a 17% increase in Inferred ounces compared to the 2009 resource. The substantial increase in M&I ounces is attributable to the 2009 work-program's focus on infill core drilling.

More than 30,000 metres were drilled during the first half of 2010 compared to a planned total for the year of 45,000 metres, with up to six rigs operating on site. Long Canyon's work-program is focused on resource definition and resource expansion, primarily in the northern half of the deposit. In the second quarter, Fronteer intersected numerous broad intervals of high-grade oxide gold to the northern extension of the deposit, demonstrating the potential for resource growth and enhanced project scope.

More detailed metallurgical test work reported in second quarter also confirms that gold mineralization is amenable to low-cost, conventional, heap-leach processing. Twenty-one core composites from three cross-sections drilled in May 2009 were submitted to McClelland Laboratories Inc. in Sparks, Nevada, for bottle-roll and column leach tests, permeability, flotation, gravity and comminution testing. Column leach gold recoveries for high- and medium-grade samples (> 1.26 g/t gold) averaged 88% for -12.5mm, 87% for -25mm and 85% for -50mm crush sizes. Further metallurgical drilling and testing will continue in 2010.

Subsequent to June 30, 2010, a tentative purchase agreement with the owners of the Big Springs Ranch (BSR) was negotiated that will see the purchase of approximately 37,540 acres of surface rights, nearly all of the water rights appurtenant to the ranch, mineral rights owned by BSR, and dwellings and improvements on the ranch, for the Long Canyon project. The BLM grazing lease is also part of the purchase and remains in the name of the lessee. This purchase provides the project with additional surface and water rights that should help speed the completion of development activities. The purchase agreement will be drafted in accordance with a settlement agreement reached prior to a pre-trial hearing for the lawsuit Fronteer initiated against the nonresident owners of the ranch to confirm its access and mineral rights and acquire immediate use of additional lands for environmental and hydrological studies, as further discussed in our AIF dated March 29, 2010. The purchase is expected to be completed by the end of August and under a court ruling, terms of the agreement are prohibited from disclosure until the transaction has closed. Dixie Valley Cattle LLC will continue as lessee and operate as rancher over the majority of the property, in accordance with its existing agreement with BSR.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

We continue to optimize the project economics through the evaluation and completion of a number of other studies for the project including pit slope evaluations, and an opportunities and risk analysis. Our objective is to advance the project through to pre-feasibility as soon as possible.

Sandman (95%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Newmont USA, the project operator, is a subsidiary of Newmont Mining Corp. of Denver, Colorado.

The Sandman property currently hosts four closely spaced, high-grade oxide gold deposits that are near-surface, amenable to open pit mining, and open for expansion. Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

During the second quarter, the Winnemucca Bureau of Land Management approved an expanded Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for exploration and development work from two square miles to 39 square miles.

During the second quarter of 2010, Newmont USA expended approximately US$750,000 at Sandman. Newmont’s planned expenditure for 2010 is US$3 million, with an additional $3 million remaining to be spent by June 2011 in order to fulfill their earn-in obligations.

Approximately 95 holes (~7,000 metres) are planned for this year's $3-million work-program. Newmont has begun drilling up to eight new high-priority targets identified through geophysical surveys completed in 2008 and 2009. Drilling at North Hill comprises large diameter core for metallurgical test purposes. Further step-out drilling at the Southeast Pediment deposit is also planned. In the first quarter, Newmont completed a 19-hole infill program on the Silica Ridge deposit.

Drill results reported in second quarter continue to highlight near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. Since Newmont began drilling at Sandman in 2008, a quarter of all holes (34 out of 133) have returned intercepts of greater than 10 g/t gold over more than 1.0 metres.

As of June 30, 2010, Newmont USA has spent approximately US$10 million at Sandman out of US$14 million (or 71%) of the required amount to earn a 51%% interest. In addition to its expenditure requirement, by June 2011 Newmont must also make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Newmont USA may earn an additional 9% interest in Sandman by spending a further US$9 million on development. We retain a 2% NSR on production of the first 310,000 ounces at Sandman. We can also elect to have Newmont USA arrange financing for up to 40% of development costs. As a result of the Sandman Agreement, future exploration, development, and feasibility studies will be managed by Newmont USA as operator, unless Newmont USA does not elect to earn its interest.

Halilaga (40% owned)

The Halilaga copper-gold project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Our 60% joint-venture partner is a Turkish subsidiary of Vancouver-based Teck Resources Ltd (“Teck”). Teck solely funded the 2009 program as a condition of the original agreement. For 2010 onward, we will be responsible for our 40% share of the costs at Halilaga.

Drilling to date shows that Halilaga is a significant copper-gold porphyry system. It is proximal to excellent infrastructure and is located in an active mining jurisdiction. A $2.7 million drill program is currently underway. The program includes 10,000 metres of core drilling, with 8,500 metres of drilling planned for the Kestane zone in 17 holes, and the remainder planned for targets outside the Kestane zone. Assuming sufficient drilling has been completed, we also anticipate completing a project first resource estimate by year-end. Our 40% share of the Phase I costs are approximately $1.1 million.

We expect initial drill results from the 2010 work-program will be reported in the third quarter.

In the first quarter, we announced preliminary metallurgical test work that was conducted in 2008. Initial tests determined that mineralized samples responded consistently well to flotation and produced a high-grade concentrate. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achieved using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. It is expected that further process optimization will result in improvements in copper and gold recoveries at the same concentrate grades.

We also announced significant widths of copper-gold mineralization from drilling that extended mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses ranging up to 400 metres. An important component of this deposit is the occurrence of a higher-grade copper-gold enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness.

The Turkish government amended its mining law and, as a result, new forestry permits (necessary for constructing drill roads) are now being issued. Initial drilling at Halilaga has not been affected during the government’s temporary freeze on new forestry permits as there was a number of drill sites already permitted.

MICHELIN URANIUM PROJECT

Through Aurora, we own 100% of the Michelin Project located south of Kaipokok Bay on the coast of Labrador. A complete property description, including size and annual holding costs, is contained in the AIF dated March 30, 2010. During the first quarter of 2009, we increased our ownership of Aurora to 92.1% from 42.2% . In April 2009, we completed the acquisition of the remaining 7.9% of the common shares of Aurora giving us 100%.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

For the six months ended June 30, 2010, we spent at total of $0.9 million on the Michelin project. For 2010, we have a development budget of $3.3 million which will focus on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

On January 28, 2010, the Nunatsiavut government released its draft LUP for public comment. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land. The LUP indicates that the Michelin and Jacques Lake deposits are within areas that can be designated for mining. Fronteer will endeavour to comply with any permitting requirements associated with its ongoing exploration activities and any potential future mining operations as called for in the LUP and other government legislation governing mining operations.

The restriction on actual mining is anticipated to be removed on or before March 2011 once the land use plan has been ratified and environmental legislation has been completed. Aurora submitted minor comments on the first draft of the plan, and will be monitoring development as the plan moves to completion.

Aurora has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from the Michelin Project. The initiative includes: holding open houses in all North Coast Labrador communities; conducting small group and one-on-one meetings; meeting local government representatives; opening information centres in Aurora’s Postville and Makkovik offices; and developing a targeted youth and elder information program. Responses to these community initiatives have been very positive, with high attendance and growing interest.

We will continue to focus on community consultations with Labrador residents outlining the environmental health and safety aspects of the Michelin Project and long-term economic benefits. Meetings with the Michelin Project Community Panel are part of this ongoing consultation. We conducted a survey of a representative sample of the residents of Postville and Makkovik, the two communities closest to the project, in the first quarter of 2010. The majority of respondents indicated they would like to see the Michelin Project advance through the formal regulatory process.

Environmental baseline studies are ongoing and Aurora continues to update a project registration document for the Michelin Project to ensure it is ready to be filed with the Federal, Provincial and Nunatsiavut regulators.

We continue to engage in discussions with potential partners for the financing and development of the Michelin Project.

OTHER PROJECTS

Our strategy of building an enduring gold growth business requires a full pipeline of high-quality projects, from exploration to production.

In the second quarter, we acquired 100% of Nevada Eagle Resources, LLC for $4.8 million. Through this transaction, we add an additional 52 property interests (44 in Nevada), either wholly owned, subject to lease or joint venture or royalty interests. These properties have added significantly to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash inflows from the portfolio in 2010 are US$437,000, in addition to shares in certain partner companies. Plans to explore certain of these properties are being developed.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

In 2009, we undertook an extensive project generative effort in the Eastern Great Basin area of Nevada. As a result of this effort, we identified and staked or optioned numerous new projects for follow up work in 2010.

We continue to explore the TV Tower property (60% Teck / 40% Fronteer), in Turkey. TV Tower is a high-sulphidation gold target, similar to the Agi Dagi and Kirazli properties. For 2010, the joint venture has proposed a $0.8 million program (our share $0.3 million) consisting of IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling and 2,000 metres of drilling. The project is expected to start in August.

During the quarter we received notice from International Enexco Ltd. that it was electing not to proceed further with their option to earn an interest in our Loomis property in Nevada.

Subsequent to June 30, 2010, we completed two transactions with Rae Wallace Mining Inc. (“Rae Wallace”). By way of a non-brokered private placement, we acquired 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012. We also paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500 square kilometer area that Rae Wallace currently owns or acquires. To earn a 51% interest in a property, we must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer us the joint venture opportunity.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer, a “qualified person” within the meaning of NI 43-101.

INVESTMENTS

During the second quarter of 2009 we acquired six million units of Vancouver-based East Asia Minerals Corporation ("East Asia") (TSX-V: EAS) as part of a non-brokered private placement. East Asia has gold and gold-copper projects. Our purchase price was approximately $3.1 million or $0.51 per unit. Each unit was comprised of one common share of East Asia and one-half of one common share purchase warrant. Each whole warrant entitled us to acquire one common share at an exercise price of $0.75 for a period until December 19, 2011. The shares of East Asia appreciated significantly and were sold in 2009. During the first quarter of 2010 we exercised our warrants and sold the common shares at an average price of $4.04, resulting in net proceeds of $9.8 million.

During the first quarter of 2010 we acquired 1.6 million common shares of Alamos as partial payment for our sale to Alamos of our 40% interest in two gold deposits in Turkey called Agi Dagi and Kirazli. During the second quarter of 2010 we sold 1.25 million shares of Alamos for net proceeds of $18.8 million. At June 30, 2010, we continue to hold 350,000 shares of Alamos with a fair value of $5.7 million.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Ongoing obligations related to divestiture of A4i Da4i and Kirazli

Teck and Fronteer completed the sale of our respective 60% and 40% interests in the Agi Dagi and Kirazli properties to Alamos on January 5, 2010. We received US$16 million in cash and as noted above, 1.6 million shares of Alamos for our interest. As at the closing date, the closing price of Alamos on the TSX was $12.67, equivalent to $20.3 million for the 1.6 million shares.

We retain the obligation to pay to Teck a production bonus of US$10 per ounce for every ounce of gold, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within a defined resource area on the projects. The total value of this obligation could be as much as US$8.5 million if all of the gold is produced. Alamos has agreed to provide Teck and Fronteer access to future production data in order to calculate any production bonus amount owing to Teck by Fronteer. For the six months ended June 30, 2010 we have recorded a long-term liability equal to $5.2 million, the discounted fair value of the estimated production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. The calculation was prepared using recent production estimates made public by Alamos. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties. The liability amount will be adjusted periodically to account for adjustments in production forecasts by Alamos and to account for the time value of money with any adjustment being accreted to operations in the period of the adjustment.

RESULTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2010 VS THREE AND SIX MONTHS ENDED JUNE 30, 2009

For the three and six months ended June 30, 2010, we lost $1.5 million, or $0.01 per share and earned $8.3 million, or $0.07 per share, respectively. For the three and six months ended June 30, 2009, we earned $1.5 million, or $0.01 per share and lost $4.0 million, or $0.04 per share, respectively. Contributing to the change year over year was a net $18.8 million gain on the sale of the Agi Dagi and Kirazli projects in the first quarter of 2010, a loss of $1.5 million on the sale of certain portfolio investments, a modest increase in certain operating expenses, such as stock based compensation expense, office and general costs, property investigation costs and the write-down of mineral property costs, offset by small decreases in wages and benefits expenses and investor relations, promotion and advertising costs. In addition, we realized a foreign exchange gain of $0.1 million in 2010, compared to a foreign exchange gain of $2.8 million in 2009.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $0.8 million and $4.3 million for the three and six months ended June 30, 2010, as compared to $0.8 million and $3.3 million for the same periods in 2009. Stock based compensation expense varies from period to period depending on several factors, including whether options are granted in a period and whether options have fully vested or are cancelled in a period. Options are typically granted in the first quarter each year resulting in a higher stock based compensation expense in the first quarter than the remaining quarters of the year.

Wages and benefits costs decreased 18.7% and 3.6% to $1.3 million and $2.7 million for the three and six months ended June 30, 2010, as compared to $1.6 million and $2.8 million for the same periods in 2009. The decrease in wages and benefits costs is primarily attributable to a reduction in staffing levels at Aurora following our acquisition of Aurora in 2009, offset by a by the addition new corporate staff in the year. Exploration staff salaries for work performed on a specific project are charged to exploration properties and deferred exploration expenditures when incurred.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Office and general costs were $0.9 million and $1.7 million for the three and six months ended June 30, 2010, as compared to $1.1 million and $1.6 million for the three and six months ended June 30, 2009. In March 2009, we began to consolidate the results of Aurora upon acquiring control of Aurora which resulted in the recognition of additional wages and benefits expense and office and general costs.

Property investigation costs, which include the costs of due diligence and exploration of projects under investigation for acquisition, were $0.3 million and $1.3 million for the three and six months ended June 30, 2010, as compared to $0.6 million and $1.1 million for the same periods in 2009. Project investigations are a core part of our business and growth strategy and we remain active in identifying projects that will enhance our growth pipeline, including identifying producing or near term producing assets for acquisition. Property investigation costs are expensed until a new project is acquired or the rights to explore the project have been established.

Write-downs of exploration properties and deferred exploration expenditures were $0.8 million for the six months ended June 30, 2010 and $nil for the three months ended June 30, 2010. For the three and six months ended June 30, 2009, write-downs totaled $0.6 million. Due to unsatisfactory exploration results, we wrote off the deferred exploration costs for the Richmond Summit property in 2010. In 2009 we wrote off the costs of the Mill Creek and Bell Creek projects.

Investor relations, promotion and advertising costs were $0.4 million and $0.7 million for the three and six months ended June 30, 2010, compared to $0.5 million and $0.8 million for the same periods in 2009. The slight decrease is a result of scaled back activities in Aurora for 2010 as Aurora was no longer publicly traded as it was for part of 2009.

Other income, which consisted primarily of a gain on the sale of assets in Turkey, interest income and foreign exchange gains offset by losses on the sale of available for sale investments, totaled $19.0 million for the six months ended June 30, 2010, as compared to other income of $4.4 million for the six months ended June 30, 2009.

In January 2010, Fronteer, Teck and Alamos completed a transaction whereby Alamos acquired 100% of the Agi Dagi and Kirazli gold projects from Teck and Fronteer through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer through its wholly-owned subsidiary. Alamos paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to the Teck group (as to 60%) and the Fronteer group (as to 40%) for acquiring these two projects. The common shares were issued on a private placement basis and are subject to a four-month hold period. As a result of this sale, we recorded a net gain of $18.8 4 million.

Also during the first quarter of 2010, we exercised our warrants in East Asia Minerals Corp. and sold the underlying common shares realizing net proceeds of $9.8 million. As the value ascribed to the warrants at December 31, 2009, was higher than the amount the shares were ultimately sold for, we realized an accounting loss on the sale of approximately $2.6 million. Our total gain from the East Asia investment realized in 2009 and the first quarter of 2010 was $18.6 million. We also sold 1.25 million shares of Alamos, recording a gain on sale of $2.8 million. We also disposed of another available for sale investment at a loss of $1.7 million as the business justification for holding the investment was no longer warranted.

____________________________________
4 In the first quarter of 2010, the gain was reported as $18.4 million. This amount was revised to $18.8 million in the second quarter of 2010, as an amount of $0.4 million, previously recorded as foreign exchange, was identified as being misclassified. This amount was considered immaterial to adjust the first quarter financial statements as it resulted in no change to the net income for the quarter.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Interest income earned of $0.7 million and $1.5 million for the three and six months ended June 30, 2010, fell from $1.3 million and $2.1 million for the same periods in the prior year, as cash received from the maturity of a large interest bearing investment, could not be re-invested at similar rates due to a decline in general interest rates from the date of the original investment.

We realized a net $0.7 million foreign exchange loss and a net $0.1 million foreign exchange gain for the three and six month period ended June 30, 2010, compared to a foreign exchange gain of $4.1 million and $2.8 million for the same periods in 2009. We have a large future income tax liability that is denominated in United States dollars. As the United States dollar fluctuates, a resulting gain or loss arising from the translation of this liability is recorded. This gain or loss is offset by any gain or loss arising from the translation of our United States dollar cash and investment balances. We currently do not do any foreign currency hedging.

Total assets at June 30, 2010, were $544.3 million, up 4.4% from $521.2 million at December 31, 2009, primarily as a result of receipt of proceeds from the sale of the Turkish assets and resulting appreciation of value of share consideration received from the sale. Offsetting the sale of the Turkish assets was cash used in operating activities of $5.9 million. During the six months ended June 30, 2010, we realized cash inflows from the exercise of options of approximately $2.5 million.

We have not yet completed feasibility studies to determine whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

ACQUISITION OF NEVADA EAGLE RESOURCES

On April 23, 2010, we acquired 100% of the outstanding limited liability company interest in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of $4.8 million (US$4.75 million). We have accounted for the business combination as a purchase transaction with the Company as the acquirer of Nevada Eagle.

The allocation of the purchase price has not been finalized as at the date of this MD&A as management is in the process of determining the fair values of identifiable assets acquired. A provisional allocation of the purchase price is as follows:

In ‘000's
Purchase consideration	4,763

Fair value of business acquired	4,763

The preliminary purchase price allocation is as follows:

In ‘000's
Exploration properties and deferred exploration expenditures	4,763
4,763

We anticipate that there will be no resulting goodwill.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

ACQUISITION OF AURORA

On March 2, 2009, we increased our ownership of Aurora to 92.1% of the issued and outstanding shares from 42.2% by issuing 30,134,229 of our common shares at a price of $2.90. As a result of our significant shareholding in Aurora, we began to consolidate 100% of the financial results of Aurora. We completed a second-step acquisition on April 21, 2009 by issuing a further 4,806,661 of our shares for the remaining 7.9% of Aurora. The transaction has been accounted for as an asset purchase and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of the acquisition.

Based upon the March 2, 2009, balance sheet of Aurora, the final allocation of the purchase price is summarized in the table below (in thousands of dollars).

Purchase price:
34,940,890 common shares of Fronteer	$101,329
Options exercisable into shares of Fronteer	3,023
Acquisition costs	2,192
$106,544
Existing book value of equity investment in Aurora	74,042
$180,586

The purchase price and existing book value of equity investment in Aurora were allocated as follows:

Net assets acquired:
Current assets	$98,503
Other assets	1,800
Exploration properties and deferred exploration expenditures	92,369
Other liabilities	(3,378)
Future income tax liability	(8,708)
$180,586

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

SUMMARY OF QUARTERLY RESULTS

The following information (in thousands of $, except per share amounts) is derived from our quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	June 2010 $	Mar 2010 $	Dec 2009 $	Sep 2009 $	June 2009 $	Mar 2009 $	Dec 2008 $	Sept 2008 $
Income (loss) before discontinued operations and Net earnings (loss) for the period	(1,455)	9,758	7,438	11,889	1,486	(5,452)	(19,039)	(5,086)
Basic earnings (loss) per share before discontinued operations and for the period	(0.01)	0.08	0.07	0.10	0.01	(0.06)	(0.23)	(0.06)
Diluted earnings (loss) per share before discontinued operations and for the period	(0.01)	0.08	0.07	0.09	0.01	(0.06)	(0.23)	(0.06)

Items of significance from quarter to quarter are as follows:

For the three months ended June 30, 2010, we recorded a gain on the sale of long-term investments of $2.2 million primarily pertaining to the disposal of shares of Alamos.

For the three months ended March 31, 2010, we recorded a gain of $18.8 million on the sale of the Agi Dagi and Kirazli projects to Alamos. In addition we recorded a net loss of $3.7 million on the sale of various available for sale investments. In addition, we recorded a net unrealized foreign exchange gain of $1.1 million on certain US$ denominated future income tax liabilities and US dollars held as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $0.8 million in exploration property and deferred exploration expenditures relating to the Richmond Summit property.

For the three months ended December 31, 2009, we recorded a further $6.2 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $1.5 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $1.1 million in exploration property and deferred exploration expenditures.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

For the three months ended September 30, 2009, we realized a gain on the sale of shares of East Asia in the amount of $9.3 million and realized a further $5.0 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $3.2 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $3.6 million in exploration property and deferred exploration expenditures when it was determined that we would no longer explore the underlying mineral interests.

For the three months ended June 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

For the three months ended December 31, 2008, we wrote-off exploration expenditures totaling $8.7 million, primarily relating to our Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $0.6 million. A significant foreign exchange loss of $9.3 million was recorded in the quarter, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $2.7 million.

For the three months ended September 30, 2008, we recorded a stock-based compensation expense (non-cash expense) of $0.7 million. We also recognized a foreign exchange loss of $1.5 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $0.5 million and wrote-off exploration expenditures totaling $1.6 million, primarily relating to the Antelope Creek property.

LIQUIDITY

We currently have no operating revenues other than interest income and rely primarily on equity issuances and on occasion asset sales to fund our exploration and administrative costs.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

We had the following contractual obligations as at June 30, 2010:

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	1-3 years	4-5 years	> 5 years
Operating leases	4,226	2,565	730	931
Property leases (1)	1,963	442	317	1,204
Asset retirement obligation	1,055	-	-	1,055
Other long term liability (2)	5,159	1,468	1,264	2,427

(1)	the majority of these lease payments are optional. Should we wish to give up the claim or lease, the payment is not required.
(2)	amount relates to the estimated production bonus payable on the Agi Dagi and Kirazli deposits.

We have no debt. The only long-term lease commitments are the operating leases for our office premises and equipment. We also have obligations on our mineral property interests that should we wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property.

At June 30, 2010, we had cash (unrestricted) and short-term deposits on our balance sheet of $182.0 million and working capital of $177.7 million, as compared to cash and short-term deposits of $147.9 million and working capital of $144.5 million at December 31, 2009. The change in cash and short-term deposits and working capital of $34.1 million and $33.2 million, respectively, is primarily due to cash received from the sale of our interest in the Agi Dagi and Kirazli deposits of US$16.0 million, the exercise of our EAS warrants and sale of the underlying shares for $9.9 million, and the sale of 1.25 million shares of Alamos for net proceeds of $18.8 million, offset by cash exploration expenditures (net of recoveries) of $6.8 million and cash used in operations of $5.9 million. At August 12, 2010, we have cash and short term deposits of approximately $180 million.

We believe that our current cash resources are sufficient to fund our currently planned exploration and administrative budget through 2010 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio without the need to raise capital in the near to mid term. We continue to look at other properties for acquisition.

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in the second quarter of 2010.

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At June 30, 2010, we recorded a long term liability totaling $1.1 million, primarily for our reclamation obligation with respect to the Northumberland deposit, which has seen past production. Reclamation of disturbance from prior mining activity, primarily related to reclaiming historic leach pads at Northumberland was carried out in 2009. We anticipate that government authorities will require additional reclamation at the Northumberland site in 2010. We have posted reclamation bonds of US$3.7 million, primarily relating to Northumberland, in satisfaction of these ongoing obligations. We do not believe we have any other significant reclamation liability due to the early stage nature of our remaining exploration projects.

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and our assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2009, to arrive at the liability amount. The calculation is updated once annually.

Please see the "Health, Safety and Environment" section of our MD&A at December 31, 2009 for a further analysis of our environmental risks.

CAPITAL RESOURCES

At June 30, 2010, we have cash (unrestricted) and short-term deposits of $182.0 million. We also have 13,439,205 stock options (including former Aurora options) outstanding which could potentially bring an additional $90.8 million to our treasury upon exercise. At June 30, 2010, a total of 4,929,493 outstanding vested options with a weighted average exercise price of $3.79 were actually in the money. We have no outstanding debt facility upon which to draw.

OFF-BALANCE SHEET ARRANGEMENTS

We have approximately US$3.7 million in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part by Certificates of Deposits.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the year.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, we are continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At present there are no transactions pending that would affect our financial condition, results of operations and cash flows of any asset.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of the production bonus liability to be recognized for the Agi Dagi and Kirazli deposits, determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates, changes in actual amounts mined from the Agi Dagi and Kirazli deposits and changes in mineral prices.

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in warrants of other companies and the expected life of the warrant. These estimates affect the warrants value recognized and the underlying gain or loss recorded as mark to market adjustments. The estimates are chosen after analyzing the share price history and managements intentions about holding the investment.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

We have relied on estimates made by Alamos of the potential gold to be mined from the Ai Dai and Kirazli deposits and have followed their published assumptions on when production will commence and annual production rates. Management has made assumptions on the appropriate discount rate to apply to the liability. These assumptions may change over time as Alamos advances the projects through feasibility.

Finally, management is required to estimate the value of the underlying assets and liabilities acquired on an asset acquisition, Included in the allocation of the purchase price, is the value of any employee stock options assumed in the transaction. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. Management has also made assumptions on the recoverability of accounts receivable and prepaid expenses acquired, as well as the value of any intangible assets and mineral properties that have been acquired. Management may use significant judgement in the determination of an assets value and may look to comparable transactions for guidance or make assumptions in determining cash flows from a given asset or liability, such as suitable discount rates.

We are not currently, and have not at any time during our most recently completed financial period, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, we are not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

See above under Priority Gold Projects - Long Canyon, for a discussion of a tentative settlement to our eminent domain legal action against the Big Spring Ranch LLC, the owners of BSR.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Please see our AIF dated March 29, 2010, for a discussion of the BSR and our other current legal matters. Other than discussed above, there have been no significant changes on these other matters since March 29, 2010.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Our credit risk is primarily attributable to its liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares or sell certain assets to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at June 30, 2010, we have not entered into any derivative contracts to manage foreign exchange risk.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of our net income and other comprehensive income due to changes in the exchange rate between the US dollar and the Canadian dollar is summarized in the table below (dollar amounts in thousands):

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

	As at June 30, 2010
	(in thousands)
	10%	10%
	increase in USD	decrease in USD
(Increase) decrease in net income and comprehensive income	$2,615	($2,378)

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at June 30, 2010, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net income by $2.4 million. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Our financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from our financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

For information on changes to accounting policies and new accounting pronouncements, please refer to our disclosure in the December 31, 2009 MD&A.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. We commenced our IFRS conversion project in late 2007. With the assistance of an external expert advisor, we have completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to us and assessed the options under IFRS 1 upon conversion to IFRS. We have hired additional staff to decrease our subsequent reliance on external advisors and to perform a more detailed impact assessment of the new standards on our current accounting policies.

The areas of the financial statements that were initially identified as being the most affected by the transition are: foreign currency, stock based payments and income taxes. Our initial assessments of the impact from these areas had not resulted in a material adjustment. After further discussions and analysis a change in functional currency for some of our foreign operations has been identified as necessary. In addition Fronteer has also chosen to change its presentation currency to US dollars to take effect on transition to IFRS. The impact to the financial statements of these changes is currently being assessed and is likely to be material. No further changes to our initial assessment have been identified.

The choices we have made regarding accounting policies and exemptions permissible to us under IFRS 1 are presently under review by our auditors as are our overall accounting policies under IFRS. Ar present, there are no further plans to change existing accounting policies under Canadian GAAP that are also permissible under IFRS.

Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified.

This assessment has been carried out based on management’s interpretation of the current requirements, and may change as new information becomes available. It should also be noted that this is a preliminary review and a full conversion exercise, although underway, has yet to be completed.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to August 12, 2010:

Number of
common shares
Balance, June 30, 2010	120,651,208
Shares issued subsequent to quarter end	0
Balance, August 12, 2010	120,651,208

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of Fronteer to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in our AIF for the year ended December 31, 2009 incorporated by reference into our Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C and available on SEDAR at www.sedar.com.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to our AIF for the year ended December 31, 2009 and other continuous disclosure documents filed by us since January 1, 2010 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Fronteer Gold Inc. Management’s Discussion and Analysis, Second Quarter 2010

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

August 12, 2010